SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2010

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated November 22, 2010

Press Release dated November 22, 2010

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: November 30, 2010

Eni: 7-year bond issue

San Donato Milanese, November 22, 2010 - Eni has appointed Banco Santander, Deutsche Bank, Mediobanca, Mitsubishi UFJ Securities International, Société Générale and UBS as Joint Bookrunners for its upcoming fixed rate Euro benchmark size 7-year (January 2018) bond offering under its existing Euro Medium Term Notes Programme. The bond issue aims to achieve a better balance between Eni's short and long term debt. The transaction will be launched subject to market conditions and the offering is restricted to institutional investors. The bond will be listed on the Luxembourg Stock Exchange.

Eni is rated Aa3 (outlook stable) by Moody’s and A+ (outlook stable) by Standard & Poor’s.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni successfully launched 7-year bond

San Donato Milanese, November 22, 2010 - Eni successfully launched today a fixed rate bond issue for a notional amount of Euro 1 billion. The transaction was placed in the international Eurobond market. The bond has a 7 year maturity (29 January 2018) and pays a fixed annual coupon of 3.5%. The re-offer price is 99.577%.

The bond will be listed on the Luxembourg Stock Exchange. The transaction has been extremely successful both in Italy and abroad, in a market still characterized by high volatility.

Interest from a significant number of high quality institutional investors was mainly as a result of Eni's solid credit profile and its excellent reputation.

The notes were bought by institutional investors mainly in Italy, France, Germany, UK and Netherlands.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com